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                                                              March 21, 2006

Office of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



         Re:     Arbinet-thexchange, Inc.- Preliminary Proxy Statement
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                 Filed By Alex Mashinsky and Robert A. Marmon
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Ladies and Gentlemen:

                  Today our clients, Alex Mashinsky and Robert A. Marmon, filed a Preliminary Proxy Statement and form of Proxy via EDGAR to be used by Messrs. Mashinsky and Marmon in connection with their solicitation of proxies for the 2006 Annual Meeting of Stockholders (the "Meeting") of Arbinet-thexchange, Inc. (the "Company"). The Company has not yet announced a date for the Meeting.

                  Messrs. Mashinsky and Marmon collectively beneficially own 5.8% of the Company's Common Stock. They will solicit proxies from the Company's stockholders for their own slate of nominees for election to the Company's Board of Directors at the Meeting in opposition to the Board's nominees. Messrs. Mashinsky and Marmon intend to begin their solicitation and mail their proxy material as soon as practicable.

                  Thank you in advance for your attention to this matter. If you have any questions or comments, please do not hesitate to contact me at (212) 530-5735.

                                                  Very truly yours,

                                                  /s/ Roland Hlawaty
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                                                      Roland Hlawaty